FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K

Month of March 2011

The following information filed with this Form 6-K shall not be deemed to be incorporated by reference into any of Celestica’s registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66276, 333-63112, 333-88210, 333-113591) and on Form F-3 (No. 333-155390), or the prospectuses included therein, or any registration statement subsequently filed by Celestica with the Securities and Exchange Commission, except as provided for herein or as shall be expressly set forth by specific reference in such filing:

•                                          Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.1;

•                                          Multiple Voting Shares Proxy for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2;

•                                          Subordinate Voting Shares Proxy for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3;

•                                          Request card for US beneficial holders not served by ADP for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.4;

•                                          Request card for Canadian beneficial holders not served by ADP for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.5;

•                                          Request card for both US and Canadian registered holders not served by ADP for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.6; and

•                                          Chief Executive Officer’s Letter to Shareholders, the text of which is attached hereto as Exhibit 99.7.

99.1                           -                              Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement

99.2                           -                              Multiple Voting Shares Proxy

99.3                           -                              Subordinate Voting Shares Proxy

99.4                           -                              Request card for US beneficial holders

99.5                           -                              Request card for Canadian beneficial holders

99.6                           -                              Request card for US and Canadian registered holders

99.7                           -                              Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: March 22, 2010	BY:	/s/ Elizabeth L. DelBianco
		Name:	Elizabeth L. DelBianco
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	-	Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement

99.2	-	Multiple Voting Shares Proxy

99.3	-	Subordinate Voting Shares Proxy

99.4	-	Request card for US beneficial holders

99.5	-	Request card for Canadian beneficial holders

99.6	-	Request card for US and Canadian registered holders

99.7	-	Letter to Shareholders